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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SCHERING AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(ISIN Number)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel: +49 (0) 6151 720
Copy To:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Merck KGaA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		9,661,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,661,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,661,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1] The calculation of the foregoing percentage is based on 190 million outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s annual report filed with the United States Securities and Exchange Commission on Form 20-F for the year ended December 31, 2005. The actual percentage is 5.08%.

1	NAMES OF REPORTING PERSONS: E. Merck oHG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,661,200

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,661,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,661,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1] The calculation of the foregoing percentage is based on 190 million outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s annual report filed with the United States Securities and Exchange Commission on Form 20-F for the year ended December 31, 2005. The actual percentage is 5.08%.

     This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2006 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Schering AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
     Pursuant to the public ad hoc announcement filed by Merck KGaA, dated March 24, 2006 and filed as an exhibit hereto, Merck KGaA announced that it will not increase its offer of EUR 77 per Ordinary Share or ADS of the Company and has decided not to pursue the planned Tender Offer for the Company originally announced on March 13, 2006.
Item 7. Materials to be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:
Exhibit 6      Public ad hoc announcement by Merck KGaA not to increase its offer of EUR 77 per Schering share or ADS or pursue the tender offer previously announced, dated March 24, 2006.

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: March 24, 2006

MERCK KGaA
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel

E. MERCK OHG
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel